SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated February 3, 2026, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Profit of the fiscal year	in million of ARS
	12/31/2025	12/31/2024
Results of the fiscal year (Three month period)	248,817	(53,896)
Attributable to:
Shareholders of the controlling company	235,486	(52,320)
Non-controlling interest	13,331	(1,576)

2. Other comprehensive income for the fiscal year	in million of ARS
	12/31/2025	12/31/2024
Other comprehensive income for the fiscal year (Three month period)	(1,415)	(1,847)
Attributable to:
Shareholders of the controlling company	(1,610)	(1,338)
Non-controlling interest	195	(509)

3. Total comprehensive income for fiscal year	in million of ARS
	12/31/2025	9/30/2024
Total comprehensive for fiscal year (Three month period)	247,402	(55,743)
Attributable to:
Shareholders of the controlling company	233,876	(53,658)
Non-controlling interest	13,526	(2,085)

4. Equity details	in million of ARS
	12/31/2025	12/31/2024
Share Capital	7,650	7,390
Treasury shares	92	93
Comprehensive adjustment of capital stock and of treasury shares	524,371	524,336
Warrants	24,742	32,841
Share Premium	785,768	767,613
Premium for trading of treasury shares	(73,115)	(73,150)
Legal Reserve	87,573	76,390
Special Reserve (Resolution CNV 609/12)	295,545	295,545
Cost of treasury share	(8,135)	(8,404)
Reserve for future dividends	-	-
Reserve for conversion	(6,947)	(5,983)
Special Reserve	81,582	56,560
Other reserves	(149,017)	(149,274)
Retained earnings	284,603	(2,635)
Shareholders’ Equity attributable to controlling company’s shareholders	1,854,712	1,521,322
Non-controlling interest	108,670	105,333
Total shareholder's equity	1,963,382	1,626,655

Pursuant to Article 63, last paragraph, of the aforementioned Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 7,741,901,530 (including treasury shares) represented by 774,190,153 non-endorsable nominative ordinary shares of Nominal Value ARS 10 each with the right to 1 vote each, of which 773,057,700 registered, non-endosable common shares with Nominal Value of ARS 10 each with the right to 1 vote each, are issued and duly registered and 1,132,453 registered, non-endosable common shares with Nominal Value of ARS 10 each and entitled to 1 vote each are in the process of registration. The amount of outstanding shares is 774,069,225.

The Company's market capitalization as of December 31, 2025 was approximately USD 1,281 million (77,419,015 GDS with a price per GDS of USD 16.54).

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 399,476,035 shares directly, which represents 51.61% of the share capital (net of treasury shares). Cresud is a company incorporated and registered with the General Inspection of Justice domiciled at Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of December 31, 2025, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 374,593,190 common shares, with a nominal value of ARS 10 each and one vote per share from the Company that represents 48.39% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, the number of outstanding warrants is 53,161,206.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 861,199,098  (considering the current conversion ratio of 1.6367 shares of nominal value ARS 10 per option). We also inform that if Cresud, were to exercise its warrants like the rest of the shareholders, its stake would increase by 81,253,359 ordinary shares, which would mean a 55.83% stake on the share capital (net of treasury shares), it corresponds to 480,729,394  ordinary shares.

Among the news of the period ended on December 31, 2025, and subsequent, the following can be highlighted:

●
The net result for the first half of fiscal year 2026 recorded a gain of ARS 248,817 million, compared to a loss of ARS 53,896 million in the same period of 2025. This was mainly driven by gains from changes in the fair value of investment properties.

●
Adjusted EBITDA from rental segments reached ARS 147,190 million in the first half of 2026, increasing 4.9% compared to the same period of 2025.

●
Shopping malls revenues and adjusted EBITDA grew 4.2% and 2.0%, respectively, during the first half of fiscal year 2026 compared to the same period of 2025.

●
Occupancy of the premium office portfolio remained at 100% during the second quarter of the fiscal year, while the Hotels segment recorded an improvement in revenues and EBITDA.

●
During the quarter, we advanced infrastructure works at Ramblas del Plata, where two additional lots were swapped for a total of USD 11.8 million. We also acquired a property located in the Flores neighborhood of the City of Buenos Aires for USD 6.8 million and continued progress on the development of the Distrito Diagonal project in La Plata..

●
On December 17, 2026, we issued Additional Class XXIV Notes in the international markets for an aggregate principal amount of USD 180 million, maturing in 2035. The proceeds will be used to repay existing indebtedness and finance investment projects.

●
On November 4, 2025, the Company distributed a cash dividend for ARS 173,788 million (10% dividend yield).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: February 3, 2026
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